FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of July, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


The following is the text of an advertisement which is to be published in the press in Malta on 23 July 2005 by HSBC Bank Malta p.l.c., a 70.03 per cent indirectly-held subsidiary of HSBC Holdings plc.

                             HSBC Bank Malta p.l.c.
                          Half-Yearly Results for 2005

Review of Performance

The published figures, which have been prepared in accordance with International Financial Reporting Standards for interim financial statements (IAS 34 'Interim Financial Reporting'), have been extracted from HSBC Bank Malta p.l.c.'s unaudited group management accounts for the six months ended 30 June 2005.
The tax charge for the period amounted to Lm6.4 million. The half-yearly results are being published in terms of Chapters 8 and 9 of the Listing Rules of the Listing Authority - Malta Financial Services Authority. These figures have been drawn up according to the accounting policies used in the preparation of the annual audited accounts, except for a change in the basis of accounting for investments in subsidiary companies, which were previously measured to fair value with revaluation adjustments recognised through revaluation reserves.
In order to align its policies with those of its ultimate parent company, HSBC Holdings plc, HSBC Bank Malta p.l.c. now measures its investment in subsidiary companies at cost.

The published figures also take into account revisions arising from the IAS Improvements project, as well as the adoption of the new series of International Financial Reporting Standards ('IFRS'). The revised standards that had a significant effect on the group's financial statements include IAS 10 'Events after the Balance Sheet Date' and IAS 27 'Consolidated and Separate Financial Statements', and together with the newly adopted IFRS 2 'Share-based Payment', these standards have been applied retrospectively. Comparative figures have therefore been restated accordingly. The group adopted IFRS 4 'Insurance Contracts' from 1 January 2005.

Under IAS 10 as revised, dividends declared after the balance sheet date are no longer recognised in reserves at the balance sheet date.

IAS 27 now requires that all subsidiaries be consolidated on a line-by-line basis. Accordingly, the revenues, costs and third party assets of HSBC Life Assurance (Malta) Limited are no longer being reported in aggregate on single lines within 'other operating income' and 'other assets'.

IFRS 2 requires entities to recognise share-based payments, in respect of awards granted after 7 November 2002, at fair value at the date of the grant, which is to be amortised over the vesting period.

IFRS 4 requires certain insurance products with insignificant insurance risk to be accounted for under IAS 39 'Financial Instruments: Recognition and Measurement'.

HSBC Bank Malta p.l.c. and its subsidiaries recorded a profit before tax of Lm18.5 million for the six months ended 30 June 2005. The tax charge for the period amounted to Lm6.4 million. Operating profit before net loan impairment releases is recorded at Lm17.5 million and represents an increase of 14.3 per cent over the Lm15.3 million earned during the same period in 2004. Earnings per share for the first six months ended 30 June 2005 decreased to 16.6 cents compared to 18.0 cents for the first six months of 2004. Comparative data have been adjusted for the April 2005 two-for-one share split.

- Profit attributable to shareholders of Lm12.1 million, a decrease of 8.1 per cent over the Lm13.2 million earned during the same period in 2004 which was influenced by a much higher level of impairment releases.

- Net interest income up by 11.9 per cent over prior year to Lm21.3 million.

- Non-interest income increased by 8.7 per cent, contributing Lm12.1 million to net operating income.

- Administrative expenses increased by 8.7 per cent, mainly due to higher performance-based compensation for all staff. The cost:income ratio improved from 49.1 per cent to 47.5 per cent.

- The net release in impairment provisions totalled Lm1.0 million. New specific allowances of Lm0.5 million were raised and bad debt write-offs of Lm2.4 million were effected. An overall improvement in the credit quality of the lending book reduced non-performing loans from Lm82.3 million to Lm70.7 million. This contributed towards the release of Lm3.3 million in specific allowances and Lm0.6 million in collective allowances.

- Customer deposits amounted to Lm1,331.5 million at 30 June 2005 compared with Lm1,295.8 million at 31 December 2004. Collective investment schemes managed by the group grew by Lm28.7 million, whilst life assurance assets grew by Lm9.5 million during the period.

- Loans and advances to customers were Lm1,026.7 million at 30 June 2005 - up Lm50.4 million or 5.2 per cent over 31 December 2004.

- Total assets amounted to Lm1.63 billion at 30 June 2005 compared with Lm1.60 billion at 31 December 2004.

Shaun Wallis, Director and Chief Executive Officer of HSBC Bank Malta p.l.c., said: "Our results for the first six months confirm the business momentum we have been building, with solid growth in all three customer groups. Our focus is on maximising existing business relationships through a clear understanding of clients' needs.

"In our personal financial services business, we have concentrated on providing excellent customer service supported by strong sales management. Commercial banking is similarly focussed on quality customer service and making 'business more personal'. Both customer groups have recorded significant increases in all areas as a result. Our treasury and capital markets division has also reported healthy growth supported by higher volumes of foreign exchange earnings and the sale of securities.

"The Board has recommended an ordinary interim dividend of 19.1 cents gross per share and additionally a special dividend of 27.4 cents gross per share, giving a total interim dividend of 46.5 cents gross per share. This will be payable to shareholders who are on the company's register of shareholders as at 29 July 2005. The ordinary interim dividend payment of Lm9.1 million has been set at 75 per cent of year-to-date earnings. The special dividend payment of Lm13.0 million is earmarked out of retained reserves built up from earnings over the last six years and is surplus to local regulatory capital requirements, internal capital plans and normal global banking practice.

"We would like to thank our customers for their support during the first six months of this year and to thank our staff for their continued high level of commitment to customer service.

"We remain optimistic about the economic activity in Malta for the remainder of the year and our business prospects."

HSBC Bank Malta p.l.c., a member of the HSBC Group, has more than 1,400 staff and 60 offices.

With over 9,800 offices in 77 countries and territories and over 110 million customers worldwide at 31 December 2004, the HSBC Group is one of the world's largest banking and financial services organisations. For more information about HSBC Bank Malta p.l.c. and its products and services, visit our website at www.hsbc.com.mt.


Income Statement for the period 1 January 2005 to 30 June 2005

                                                  Group                    Bank
                                        6 mths to    6 mths to    6 mths to    6 mths to
                                          30/6/05      30/6/04      30/6/05      30/6/04
                                            Lm000        Lm000        Lm000        Lm000

Interest receivable and similar income
  - on loans and advances and balances
    with Central Bank of Malta             29,430       27,764       27,877       26,004
  - on debt and other fixed income
    instruments                             5,536        5,081        6,232        5,785
Interest payable                          (13,671)     (13,812)     (13,808)     (13,952)
Net interest income                        21,295       19,033       20,301       17,837

Fees and commissions receivable             5,587        5,239        4,427        4,306
Fees and commissions payable                 (359)        (327)        (287)        (279)
Dividend income                                38           42          338        2,042
Trading profits                             3,598        2,968        3,607        2,974
Net income from insurance financial
  instruments designated at fair value      3,860        2,581            -            -
Net gains on disposal of non-trading
  financial instruments                     1,221        1,749        1,267        1,018
Net earned insurance premiums               8,305        7,067            -            -
Other operating income                        677          664            2           56
Total operating income                     44,222       39,016       29,655       27,954

Net insurance claims incurred and
  movement in policyholder liabilities    (10,857)      (8,883)           -            -
Net operating income                       33,365       30,133       29,655       27,954

Administrative expenses                   (14,410)     (13,255)     (13,711)     (12,610)
Depreciation                               (1,423)      (1,388)      (1,367)      (1,345)
Net amortisation of goodwill                    -         (145)           -         (103)
Operating profit                           17,532       15,345       14,577       13,896
Net loan impairment (charges)/releases        954        4,468          939        4,467
Profit on ordinary activities before tax   18,486       19,813       15,516       18,363
Tax on profit on ordinary activities       (6,396)      (6,662)      (5,297)      (6,452)
Profit for the financial period
  attributable to shareholders             12,090       13,151       10,219       11,911

Earnings per share                           16.6c        18.0c        14.0c        16.3c


Balance Sheet at 30 June 2005
                                                    Group                     Bank
                                            30/6/05     31/12/04     30/6/05    31/12/04
                                              Lm000        Lm000       Lm000       Lm000
Assets
Balances with Central Bank of Malta,
  treasury bills and cash                    87,116      106,806      87,114     106,781
Cheques in course of collection               5,324        4,458       5,324       4,458
Financial assets at fair value through
  profit or loss                             88,158       77,359       6,103       4,826
Investments                                 234,167      238,446     264,065     268,226
Loans and advances to banks                 126,785      131,283     160,859     172,363
Loans and advances to customers           1,026,740      976,296     941,501     884,868
Shares in subsidiary companies                    -            -      19,850      19,850
Intangible assets                             9,457        8,782         754         964
Tangible fixed assets                        30,018       30,993      29,667      30,620
Other assets                                  5,961        6,302       5,009       5,381
Prepayments and accrued income               13,722       16,486      13,164      15,716
Total assets                              1,627,448    1,597,211   1,533,410   1,514,053

Liabilities
Financial liabilities at fair value
  through profit or loss                      5,901        9,917       5,901       9,917
Amounts owed to banks                        43,231       48,336      43,231      48,336
Amounts owed to customers                 1,331,472    1,295,758   1,334,224   1,296,687
Debt securities in issue                         12           12           -           -
Deferred taxation                             3,521        2,251       1,252         561
Other liabilities                            85,951       71,443      15,641      11,379
Accruals and deferred income                 15,756       15,101      15,598      14,818
Provisions for liabilities and
  other charges                               2,255           26       2,065          26
Subordinated liabilities                          -       19,914           -      20,000
                                          1,488,099    1,462,758   1,417,912   1,401,724
Shareholders' funds
Called up share capital                       9,120        9,120       9,120       9,120
Revaluation reserves                         10,616       11,086      10,567      11,092
Other reserves                                4,242        4,242       4,242       4,242
Profit and loss account                     115,371      110,005      91,569      87,875
                                            139,349      134,453     115,498     112,329
Total liabilities                         1,627,448    1,597,211   1,533,410   1,514,053

Memorandum items
Contingent liabilities                       41,179       46,806      41,589      47,226
Commitments                                 343,960      320,159     352,903     328,104


The financial statements were approved by the Board of Directors on 22 July 2005 and signed on its behalf by:

Albert Mizzi, Chairman       Shaun Wallis, Director and Chief Executive Officer



Statement of Changes in Equity for the period 1 January 2005 to 30 June 2005

                                                           Group
                               Share    Revaluation        Other  Profit and      Total
                             capital       reserves     reserves        loss
                                                                     account
                               Lm000          Lm000        Lm000       Lm000      Lm000

At 1 January 2004              9,120         10,978        4,242     106,822    131,162
Net fair value adjustments
  on investments not recognised
  in the profit and loss account   -            453            -           -        453
Release of previously recorded
  net gains on available-for-sale
  assets transferred to the
  income statement on disposal     -         (1,556)           -           -     (1,556)
Profit attributable to
  shareholders                     -              -            -      13,151     13,151
Dividends                          -              -            -      (5,833)    (5,833)
At 30 June 2004                9,120          9,875         4,242    114,140    137,377

At 31 December 2004 as
  previously stated            9,120         11,086         4,242    110,125    134,573
Net effect of change arising
  from retrospective applicaion
  of IFRS 2                        -              -             -       (120)      (120)
At 31 December 2004 as
  restated                     9,120         11,086         4,242    110,005    134,453

At 1 January 2005              9,120         11,086         4,242    110,005    134,453
Impact of adoption of IFRS 4       -              -             -       (199)      (199)
At 1 January 2005 as restated  9,120         11,086         4,242    109,806    134,254
Net fair value adjustments
  on investments not
  recognised in the profit
  and loss account                 -            257             -          -        257
Transfer between reserves
  on disposal of property          -             52             -        (52)         -
Release of previously recorded
  net gains on available
  -for-sale assets transferred
  to the income statement
  on disposal                      -           (779)            -          -       (779)
Profit attributable to
  shareholders                     -              -             -      12,090    12,090
Dividends                          -              -             -      (6,473)   (6,473)
At 30 June 2005                9,120         10,616         4,242     115,371   139,349


                                                            Bank
                                                                      Profit
                               Share   Revaluation         Other    and loss     Total
                             capital      reserves      reserves     account
                               Lm000         Lm000         Lm000       Lm000     Lm000

At 31 December 2003
  as previously stated         9,120        32,069         4,242      85,626   131,057
Effect of change in
  accounting policy for
  valuation of investment
  in subsidiary companies          -       (21,752)            -           -   (21,752)
At 31 December 2003 as
  restated                     9,120        10,317          4,242     85,626   109,305

At 1 January 2004
  as restated                  9,120        10,317          4,242     85,626   109,305
Net fair value adjustments
  on investments not
  recognised in the profit and
  loss account                     -           447              -          -       447
Release of previously
  recorded net gains on
  available-for-sale assets
  transferred to the income
  statement on disposal            -          (862)             -           -     (862)
Profit attributable
  to shareholders                  -             -              -      11,911   11,911
Dividends                          -             -              -      (5,833)  (5,833)
At 30 June 2004 as
  restated                     9,120         9,902          4,242      91,704  114,968

At 31 December 2004 as
  previously stated            9,120        33,265          4,242      87,995  134,622
Effect of change in
  accounting policy for
  valuation of investment
  in subsidiary companies          -       (22,173)             -           -  (22,173)
Net effect of change
  arising from retrospective
  application of IFRS 2            -             -              -        (120)    (120)
At 31 December 2004
  as restated                  9,120        11,092          4,242      87,875  112,329

At 1 January 2005              9,120        11,092          4,242      87,875  112,329
Net fair value adjustments on
  investments not recognised
  in the profit and loss
  account                          -           248              -           -      248
Transfer between reserves
  on disposal of property          -            52              -         (52)       -
Release of previously
  recorded net gains on
  available-for-sale assets
  transferred to the income
  statement on disposal            -          (825)             -           -     (825)
Profit attributable
  to shareholders                  -             -              -      10,219   10,219
Dividends                          -             -              -      (6,473)  (6,473)
At 30 June 2005                9,120        10,567          4,242      91,569  115,498

Cash Flow Statement for the period 1 January 2005 to 30 June 2005

                                    Group                        Bank
                           6 mths to    6 mths to       6 mths to   6 mths to
                             30/6/05      30/6/04         30/6/05     30/6/04
                               Lm000        Lm000           Lm000       Lm000

Cash flows from operating
  activities
Interest, commission
  and premium receipts        50,554       41,826          38,015      31,331
Interest, commission
  and claim payments         (13,989)     (15,256)        (12,913)    (15,148)
Payments to employees
  and suppliers              (15,829)     (13,924)        (14,902)    (13,696)
Operating profit
  before changes in
  operating assets/
  liabilities                 20,736       12,646          10,200       2,487

(Increase)/decrease in
  operating assets:
Trading instruments              809         (181)            809        (181)
Reserve deposits with
  Central Bank of Malta           73         (964)             73        (968)
Loans and advances to banks   (6,513)       2,128          (6,515)      3,405
Loans and advances to
  customers                  (49,491)     (23,540)        (55,695)    (32,999)
Treasury bills with
  contractual maturity of
  over three months           29,907       (9,551)         29,907      (7,952)
Cheques in course of
  collection                    (866)        (321)           (866)       (321)
Other receivables             (1,031)       1,380            (938)      1,827

Increase/(decrease)in
  operating liabilities:
Amounts owed to banks        (22,367)       5,769         (22,367)      5,768
Amounts owed to customers     25,118       31,568          26,941      33,239
Other payables                 4,578          423           4,262        (933)
Net cash from/(used in)
  operating activities
  before income tax              953       19,357         (14,189)      3,372
Tax paid                      (1,100)      (1,298)           (933)     (1,072)
Net cash (used in)/from
  operating activities          (147)      18,059         (15,122)      2,300

Cash flows from investing
  activities
Dividends received                25          28              325       1,328
Income received from financial
  instruments designated at
  fair value through profit
  or loss                        695         269                -           -
Interest received from
  available-for-sale debt
  and other fixed income
  instruments                  3,351       2,625            3,351       2,625
Interest received from
  held-to-maturity debt
  and other fixed income
  instruments                  2,759       3,344            4,116       4,703
Proceeds on disposal
  of financial instruments
  designated at fair value
  through profit or loss       7,463       1,341                -           -
Proceeds on disposal of
  available-for-sale
  instruments                 11,401      10,640           11,299       5,126
Proceeds on maturity
  of held-to-maturity
  debt and other fixed
  income instruments          25,293      35,630           25,293      35,630
Proceeds on disposal of
  tangible fixed assets          439          17              431          17
Purchase of financial
  instruments designated at
  fair value through
  profit or loss             (14,388)    (13,047)               -           -
Purchase of  available-
  for-sale instruments       (27,961)          -          (27,961)          -
Purchase of held-to-maturity
  debt and other fixed
  income instruments               -     (51,298)               -     (51,298)
Purchase of tangible
  fixed assets                  (591)       (381)            (584)       (364)
Purchase of intangible
  assets                        (344)        (48)            (52)         (43)
Net cash flows from/(used in)
  investing activities         8,142     (10,880)         16,218       (2,276)

Cash flows from financing
  activities
Dividends paid                (6,473)     (5,833)         (6,473)      (5,833)
Maturity of subordinated
  loan stock                 (19,914)          -         (20,000)           -
Cash used in financing
  activities                 (26,387)     (5,833)        (26,473)      (5,833)
(Decrease)/increase in cash
  and cash equivalents       (18,392)      1,346         (25,377)      (5,809)
Effect of exchange rate
  changes on cash and cash
  equivalents                  2,588         758           2,538          541
Net (decrease)/increase
  in cash and cash
  equivalents                (20,980)        588         (27,915)      (6,350)
                             (18,392)      1,346         (25,377)      (5,809)
Cash and cash equivalents
  at beginning of period      97,051     108,019         138,108      165,217
Cash and cash equivalents
  at end of period            78,659     109,365         112,731      159,408



Segmental Information

a Class of business

                   Personal financial           Commercial        Corporate, investment          Group total
                        services                   banking          banking and markets

                   6 mths     6 mths      6 mths          6 mths       6 mths     6 mths      6 mths       6 mths
                       to         to          to              to           to         to          to           to
                  30/6/05    30/6/04     30/6/05         30/6/04      30/6/05    30/6/04     30/6/05      30/6/04
                    Lm000      Lm000       Lm000           Lm000        Lm000      Lm000       Lm000        Lm000

Profit before tax
Segment operating
  income           16,048     15,063      11,204          10,435        6,113      4,635      33,365       30,133
Segment impairment
  allowances         (174)       (97)      1,128           4,565            -          -         954        4,468
Common costs                                                                                 (15,833)     (14,788)
Profit on ordinary
  activities before
  tax                                                                                         18,486       19,813

                  30/6/05    30/6/04     30/6/05         30/6/04      30/6/05    30/6/04     30/6/05      30/6/04
                    Lm000      Lm000       Lm000           Lm000        Lm000      Lm000       Lm000        Lm000

Assets
Segment total
  assets          523,987    443,742     658,005         634,696      445,456    510,717   1,627,448    1,589,155

Average total
  assets          500,335    428,644     654,596         639,365      457,678    496,061   1,612,609    1,564,070

Net assets         39,961     34,726      87,235          84,292       12,153     18,359     139,349      137,377



b Geographical segments

The group's activities are carried out within Malta. There are no identifiable geographical segments or other material concentrations.

   HSBC Bank Malta p.l.c. is licensed as a credit institution and provider of investment services by the Malta Financial Services Authority. Registered Office: 233, Republic Street, Valletta VLT 05, Malta. Telephone:
                                (00356) 2380 2380
                       Company Registration Number: C3177




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  22 July 2005